HESS CORPORATION

1185 Avenue of the Americas

New York, NY 10036

JOHN P. RIELLY

Senior Vice President

  and Chief Financial Officer

(212) 536-8230

(212) 536-8502 FAX

October 11, 2016

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-1090

Re:	Hess Corporation (the Corporation)
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-01204

Dear Mr. Schwall:

This letter is in response to your letter of September 27, 2016.  Set forth below are our responses to your comments.  For your convenience, our responses are keyed to the numbered comments in your September 27, 2016 letter.

Form 10-K for the Fiscal Year ended December 31, 2015

Business and Properties, page 2

Production, page 4

1.  Please expand the disclosure of production presented as average daily rates to provide this information as annual volumes for each of the last three fiscal years by final product sold with disclosure by geographical area and for each country and field that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K.

Response:

Item 1204(a) of Regulation S-K requires registrants “for each of the last three fiscal years disclose production, by final product sold, of oil, gas, and other products.”  Item 1204(a) does not specify a unit of measure for the disclosure of production volumes.  We believe our disclosure on page 4 of production volumes by geographical area using barrels per day for crude and natural gas liquids and millions of cubic feet per day for natural gas complies with Item 1204(a) of Regulation S-K.  In addition, the tabular reconciliation of proved reserves disclosed on page 86 of the Form 10-K presents annual production volumes by geographic region and for each country and field that contains 15% or more of our proved reserves, split between liquids (crude oil, condensate, and natural gas liquids) and natural gas.    However, in future filings we will provide annual volumes produced by final product sold for each geographic area, including each country and field that contains 15% or more of our proved reserves within the Business and Properties section of Form 10-K.

E&P Operations, page 5

Libya, page 6

2.  We note your disclosure on page 26 that in Libya, “civil and political unrest has largely interrupted production and crude oil export capability since August 2013. At the Waha fields (Hess 8%), the operator shut-in production for 2015 and force majeure declared by the national oil company of Libya remains in effect.” The disclosure on page 31 also indicates that you are excluding any contribution from Libya regarding your expected total net daily production in 2016. Based on your disclosure, it appears that you have been without a means of consistently delivering your production to a market for a period of over two years as of December 31, 2015. We also note you describe circumstances which may not allow production and sales to resume in the foreseeable future.

Please tell us how you have reconciled your continued disclosure of proved reserves for Libya with the requirement in Rule 4-10(a)(26) of Regulation which requires there must exist, or there must be a reasonable expectation that there will exist a “means of delivering oil and gas or related substances to market.” Additionally, reconcile for us why you believe the forecast of future production used in the calculation of your standardized measure of future net cash flows is reasonably certain and that the underlying net reserve quantities meet the requirements in Rule 4-10(a)(22) of Regulation S-X. Also tell us and expand your disclosure to explain your assumptions relating to the date(s) of resumed production incorporated into your reserve projections as of December 31, 2015. Refer to FASB ASC 932-235-50-10.

Response:

At December 31, 2015, we determined it was appropriate to record proved reserves for Libya because we had the expectation there would exist a “means of delivering oil and gas to market,” following the lifting of force majeure.   Specifically, while export terminal and production operations were affected by the civil unrest, the basic export infrastructure and means to produce from the fields still existed.  Our expectations were supported by a similar situation that occurred in 2011, where production was shut-in for 237 days due to civil unrest.  In that case, production restarted and the concession agreement was extended by the Libyan government for the period of force majeure.

As a result, we had every expectation that the current shutdown would be no different.  The National Oil Company had declared force majeure and we were confident production would resume when the situation was resolved due to the importance of WAHA oil exports to the Libyan economy.  We therefore believed it was appropriate to maintain the proven reserves in our reporting.

Supplementally, we advise in September 2016, the National Oil Corporation of Libya provided notice to the WAHA partners of its intent to lift force majeure status effective September 14, 2016.    Modest production has now begun and is expected to increase.  The first export lifting from the WAHA fields is projected for November 2016.

Regulation S-X Rule 4-10(a)(22) states, “Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.”  We believe our proved reserves for Libya at December 31, 2015 met the requirements of Rule 4-10(a)(22) for the reasons stated above given our expectations that production from the WAHA fields would resume, and based on our past experience with receiving an extension of our concession agreement for the  force majeure period.

Supplementally, we advise for purposes of computing our standardized measure of future net cash flows at December 31, 2015, we forecast production in Libya would resume in 2017.  In addition, we believe our disclosures on page 6 adequately describe the uncertainties surrounding the force majeure as required by FASB ASC 932-235-50-10.

Selling Prices and Production Costs, page 8

3.  Please revise your disclosure of the average production costs per barrel of oil equivalent produced to exclude production and severance taxes in the calculation. Refer to Item 1204(b)(2) of Regulation S-K.

Response:

Production and severance taxes are reported by region on page 84 of Form 10-K in Results of Operations for each of the three years in the period ended December 31, 2015, and therefore average production costs per barrel of oil equivalent produced excluding production and severance taxes can be calculated with information provided in the Form 10-K.  In future filings, we will exclude production and severance taxes from the disclosure of average production costs per barrel within the Business and Properties section of Form 10-K.

Supplementary Oil and Gas Data (Unaudited), page 83

Proved Oil and Gas Reserves, page 85

4.   We note disclosure in Exhibit 99.1 indicating that fuel gas is included as part of the natural gas reserves. Please expand the disclosure provided on pages 86 and 87 pursuant to FASB ASC 932-235-50-4 to additionally provide the net volumes of fuel gas reserves, if material.

Response:

We agree to disclose net volumes of fuel gas reserves in future filings on Form 10-K if material.  Supplementally, we advise fuel gas reserves are not material and comprised less than 2% of total proved reserves at December 31, 2015, 2014, and 2013.

5.   We also note disclosure in footnote (f) on page 87 indicating that fuel gas is included as part of the production figure used in the tabular reconciliation of total proved reserves. To facilitate reconciliation between the production volumes of marketable natural gas presented on an as sold basis pursuant to Item 1204(a) of Regulation S-K on page 5 and the volumes disclosed here under FASB ASC 932-235-50-5, please expand your disclosure to additionally provide the net volumes of fuel gas production, if material.

Response:

We agree to disclose the amount of fuel gas included in natural gas production within the tabular reconciliation of Proved Reserves in future filings on Form 10-K.  Supplementally, we advise fuel gas produced represented less than 2% of total production volumes in 2015, 2014 and 2013, which can be calculated from disclosures included in the Form 10-K.

6. Please revise your disclosure to clearly relate the narrative explanation of significant changes provided on page 87 to the corresponding line item in the tabular reconciliation of total proved reserves presented on pages 86 and 87 (e.g. revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions and divestitures).

Your revised narrative disclosure should also address the change for the line item by separately identifying and quantifying each factor that contributed to a significant change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. For example, as part of the explanation relating to revisions in previous estimates of reserves, you should identify and quantify such factors as the changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or projects or the changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan.

Response:

ASC 932-235-50-5 states, “Changes in the net quantities of an entity’s proved reserves of oil and gas during the year shall be disclosed.  Changes resulting from all of the following shall be shown separately with appropriate explanation of significant changes:

a.	Revisions of previous estimates
b.	Improved recovery
c.	Purchases of minerals in place
d.	Extensions and discoveries
e.	Production
f.	Sales of minerals in place”

In preparing our disclosures of total proved reserves and proved undeveloped reserves, we considered the requirements of ASC 932-235-50-5 and Regulation S-K Item 1203(b) which requires disclosure of material changes in proved undeveloped reserves during the year, including proved undeveloped reserves converted into proved developed reserves.  Because the majority of significant changes in our total proved reserves were due to changes in proved undeveloped reserves, we chose to provide a tabular reconciliation of proved undeveloped reserves by type and by geographic region, which is not required, to provide better insight into reserve changes for undeveloped reserves.  To avoid lengthy and duplicative disclosures explaining significant changes in proved reserves and proved undeveloped reserves, we provided more summarized explanations of changes in proved reserves and cross-referenced to disclosures explaining changes in proved undeveloped reserves.

We believe our disclosures for total proved reserves are in compliance with ASC 932-235-50-5 when considering the totality of disclosures for total proved reserves on pages 86-87 and proved undeveloped reserves on pages 88-89.  However, we note your feedback in the first paragraph of this comment 6, and in future filings, will provide sub-headers for corresponding line items in the tabular reconciliation for disclosure of changes in proved reserves, if significant, similar to the presentation of sub-headers used for disclosure of significant changes in proved undeveloped reserves on pages 88-89.

7.  Please expand your explanation of the net change given in terms of barrels of oil equivalent amounts to also provide the corresponding net quantities by product type of crude oil, condensate and natural gas liquids and natural gas consistent with the net changes disclosed in the tabular reconciliation provided on pages 86 and 87. Alternatively, expand your tabular reconciliation to present your total proved reserves and the net changes expressed in terms of barrels of oil equivalent. Refer to the guidance regarding disclosure of the total quantity of reserves for all products provided in Example 1 of FASB ASC 932-235-55-2.

Response:

We believe our disclosures explaining net changes in total proved reserves are in compliance with ASC 932-235-50-5.  However, in future filings, we will add a tabular reconciliation of total proved reserves by geographic region on a barrel of oil equivalent basis.

8.  Furthermore, expand your disclosure to include a narrative explanation of the significant changes in total proved reserves consistent with the disclosure of a tabular reconciliation of such changes for the period ending December 31, 2013.

Response:

As indicated in response 6 above, significant changes in total proved reserves for the year ended December 31, 2013 are the result of changes in proved undeveloped reserves.  In addition, a description of asset sales in 2013 is provided in Note 9, Dispositions on pages 65-66 of the Form 10-K.  We believe our disclosures for significant changes in total proved reserves are in compliance with ASC 932-235-50-5.

Proved Undeveloped Reserves, page 88

9.  Please expand your explanation of the net changes in proved undeveloped reserves given in terms of barrels of oil equivalent amounts to also provide the corresponding net quantities by product type of crude oil, condensate and natural gas liquids and natural gas consistent with the presentation of the net changes disclosed in the tabular reconciliation provided on page 88. Alternatively, expand your tabular reconciliation to present your proved undeveloped reserves and the changes therein expressed in terms of barrels of oil equivalent.

Response:

We believe our disclosures explaining net changes in proved undeveloped reserves are in compliance with ASC 932-235-50-5.  However, in future filings, we will include a tabular reconciliation of proved undeveloped reserves on a barrel of oil equivalent basis.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 89

10.  Please tell us if the costs associated with the abandonment of your proved properties are material and, if true, confirm that such costs are included as part of the future development costs used in the computation of the standardized measure of future net cash flows presented on pages 90 through 91. Refer to the guidance provided by the Division of Corporation Finance at:

http://www.sec.gov/divisons/corpfin/guidance/oilgasletter.htm.

Response:

We confirm costs associated with the abandonment of our proved properties are included as part of the future development costs used in the computation of the standardized measure of future net cash flows presented on pages 90 through 91 and such costs are material.

* * * * * * *

We would be happy to provide you with any additional information to assist you with your review.  In addition, please do not hesitate to contact me at (212) 536-8230 with any questions.

Sincerely yours,

/s/ John P. Rielly

Senior Vice President and

Chief Financial Officer

cc:John Hodgin

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